UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
[Commission File Number No. 001-34993]
CTPARTNERS EXECUTIVE SEARCH INC.
(Exact name of registrant as specified in its charter)

Delaware	52-2402079
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification Number)

1166 Avenue of the Americas, 3rd Floor, New York, New York	10036
(Address of principal executive offices)	(Zip Code)

(212)-588-3500
(Registrant’s telephone number, including area code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box: [ ]
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. []
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which Each class is to be registered
None	Not Applicable

Securities Act registration statement file number to which this form relates: Not Applicable.
Securities to be registered pursuant to Section 12(g) of the Act:

Title of each class to be so registered
Rights to Purchase Unit of Series A Preferred Stock

INFORMATION REQUIRED IN REGISTRATION STATEMENT
Item 1.    Description of Registrant’s Securities to be Registered.
On March 4, 2015, the Board of Directors of CTPartners Executive Search Inc. (the “Company”) declared a distribution of one Right (a “Right”) for each outstanding share of Common Stock, par value $.001 per share (the “Common Stock”), to stockholders of record at the close of business on March 16, 2015 (the “Record Date”) and for each share of Common Stock issued (including shares distributed from Treasury) by the Company thereafter and prior to the Distribution Date. Each Right entitles the registered holder, subject to the terms of the Rights Agreement (as defined below), to purchase from the Company one one-thousandth of a share (a “Unit”) of Series A Preferred Stock, par value $.001 per share (the “Series A Preferred Stock”), at a Purchase Price of $24.50 per Unit, subject to adjustment (the “Purchase Price”). The description and terms of the Rights are set forth in a Rights Agreement between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent (the “Rights Agreement”).

Copies of the Rights Agreement and the Certificate of Designation for the Series A Preferred Stock have been filed with the Securities and Exchange Commission as exhibits to this Registration Statement on Form 8-A dated March 6, 2015 and a Current Report on Form 8-K dated March 6, 2015 (respectively, the “Form 8-A” and “Form 8-K”). Copies of the Rights Agreement and the Certificate of Designation are available free of charge from the Company. This summary description of the Rights and Series A Preferred Stock does not purport to be complete and is qualified in its entirety by reference to all the provisions of the Rights Agreement and the Certificate of Designation, including the definitions therein of certain terms, which Rights Agreement and Certificate of Designation are incorporated herein by reference. Capitalized terms herein that are defined in the Rights Agreement and not otherwise defined herein shall have the meaning set forth in the Rights Agreement.

THE RIGHTS AGREEMENT

Initially, no separate Rights Certificates will be distributed and instead the Rights will attach to all certificates representing shares of outstanding Common Stock, or, with respect to Common Stock in book-entry form, to the outstanding shares of Common Stock evidenced by the balances indicated in the book entry account system of the transfer agent for the Common Stock. The Rights will separate from the Common Stock and the “Distribution Date” will occur upon the earlier of (i) ten business days following a public announcement that a person or group of affiliated or associated persons has become an “Acquiring Person,” or (ii) ten business days (or such later date as may be determined by the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of a tender offer or exchange offer that, if consummated, would result in a person or group of affiliated and associated persons beneficially owning an aggregate of 15% or more of the total voting power represented by all the then outstanding shares of Common Stock and other voting securities of the Company (the “Voting Securities”). Until the Distribution Date, the transfer of any shares of outstanding Common Stock will also constitute the transfer of the Rights associated with such shares of Common Stock.

An “Acquiring Person” is a person or group of affiliated or associated persons that has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of an aggregate of 15% or more of the total voting power represented by all the then outstanding shares of Voting Securities of the Company. The following, however, are not considered Acquiring Persons: (1) the Company, its subsidiaries, any employee benefit plan of the Company or any of its subsidiaries, or any entity holding shares of Voting Securities pursuant to the terms of any such plan; (2) any person or group that becomes the Beneficial Owner of 15% or more of the total voting power represented by all the then outstanding Voting Securities of the

Company solely as a result of the acquisition of Voting Securities by the Company, unless such person or group thereafter acquires beneficial ownership of additional Voting Securities (other than as a result of a dividend or distribution of shares by the Company made on a pro rata basis to all holders of Common Stock or the issuance of shares by the Company pursuant to a split or subdivision of the outstanding Common Stock); (3) subject to certain conditions set forth in the Rights Agreement, a person or group that otherwise would have become an Acquiring Person as a result of an inadvertent acquisition of 15% or more of the total voting power represented by all the then outstanding Voting Securities of the Company; and (4) subject to certain conditions set forth in the Rights Agreement, any person or group that would otherwise be deemed an Acquiring Person upon adoption of the Rights Agreement (a “Grandfathered Stockholder”). Except as provided in the Rights Agreement, a person or group that is a Grandfathered Stockholder will cease to be a Grandfathered Stockholder and will become an Acquiring Person if such Grandfathered Stockholder acquires beneficial ownership of additional Voting Securities (other than as a result of a dividend or distribution of shares by the Company made on a pro rata basis to all holders of Common Stock or the issuance of shares by the Company pursuant to a split or subdivision of the outstanding Common Stock).

The Rights are not exercisable until the Distribution Date and, unless earlier redeemed or exchanged by the Company as described below, will expire on the earlier of (i) the Close of Business on March 2, 2018, and (ii) the Close of Business on March 3, 2016, if stockholder approval of the Rights Agreement has not been obtained by or on such date.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Common Stock as of the Close of Business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.

If a person or group of affiliated or associated persons becomes an Acquiring Person, then each holder of a Right will thereafter have the right to receive, upon exercise, shares of Common Stock (or, in certain circumstances, Units of Series A Preferred Stock, other securities, cash, property, or a combination thereof) having a value equal to two times the exercise price of the Right. The exercise price is the Purchase Price multiplied by the number of Units of Series A Preferred Stock issuable upon exercise of a Right prior to the events described in this paragraph.

Notwithstanding any of the foregoing, following the time any person or group becomes an Acquiring Person, all Rights that are, or under certain circumstances specified in the Rights Agreement were, beneficially owned by any Acquiring Person or its Affiliates or Associates will be null and void.

In the event that, at any time after a person or group becomes an “Acquiring Person,” (i) the Company is acquired in a merger or other business combination with another company and the Company is not the surviving corporation, (ii) another company consolidates or merges with the Company and all or part of the Common Stock is converted or exchanged for other securities, cash, or property, or (iii) 50% or more of the consolidated assets or earning power of the Company and its subsidiaries is sold or transferred to another company, then each holder of a Right (except Rights that previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock or other equity interest of the ultimate parent of such other company having a value equal to two times the exercise price of the Right.

The Purchase Price payable, and the number of Units of Series A Preferred Stock (or other securities, as applicable) issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock, (ii) if holders of the Series A Preferred Stock are granted certain rights or warrants to subscribe for Series A Preferred Stock or convertible securities at less than the current market price of the Series A Preferred Stock, or (iii) upon the distribution to the holders of the Series A Preferred

Stock of evidences of indebtedness, cash or assets (excluding regular quarterly cash dividends or dividends payable in the Series A Preferred Stock) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. The Company is not required to issue fractional shares of Series A Preferred Stock (other than fractional shares that are integral multiples of one one-thousandth of a share). In lieu thereof, an adjustment in cash may be made based on the market price of the Series A Preferred Stock prior to the date of exercise.

At any time prior to such time as any person or group or affiliated or associated persons becomes an Acquiring Person, the Company’s Board of Directors may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (subject to adjustment in certain events) (the “Redemption Price”). Immediately upon the action of the Company’s Board of Directors ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of such Rights will be to receive the Redemption Price for each Right held.

At any time after any person or group of affiliated or associated persons becomes an Acquiring Person and before any such Acquiring Person shall become the beneficial owner of 50% or more of the total voting power of the aggregate of all shares of Voting Securities then outstanding, the Board of Directors, at its option, may exchange each Right (other than Rights that previously have become void as described above) in whole or in part, at an exchange ratio of one share of Common Stock (or under certain circumstances one Unit of Series A Preferred Stock or equivalent preferred stock) per Right (subject to adjustment in certain events).

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Units of Series A Preferred Stock (or other consideration).

Any of the provisions of the Rights Agreement may be amended without the approval of the holders of Rights in order to cure any ambiguity, defect, inconsistency or to make any other changes that the Board may deem necessary or desirable. After any person or group of affiliated or associated persons becomes an Acquiring Person, the provisions of the Rights Agreement may not be amended in any manner that would adversely affect the interests of the holders of Rights excluding the interests of any Acquiring Person.

DESCRIPTION OF SERIES A PREFERRED STOCK

The Units of Series A Preferred Stock that may be acquired upon exercise of the Rights will not be redeemable and will rank junior to any other shares of preferred stock that may be issued by the Company with respect to the payment of dividends and as to distribution of assets in liquidation.

Each Share of Series A Preferred Stock will have a minimum preferential quarterly dividend of the greater of $1.00 per share or 1000 times the aggregate per share amount of any cash dividend declared on the Common Stock since the immediately preceding quarterly dividend, subject to certain adjustments.

In the event of liquidation, the holder of Series A Preferred Stock will be entitled to receive a preferred liquidation payment per share equal to the greater of $1.00 (plus accrued and unpaid dividends thereon) or 1000 times the amount paid in respect of a share of Common Stock, subject to certain adjustments.

Generally, each share of Series A Preferred Stock will vote together with the Common Stock and any other class or series of capital stock entitled to vote in such a manner, and will be entitled to 1000 votes per share, subject to certain adjustments. The holders of the Series A Preferred Stock, voting as a separate class, shall be entitled to elect two directors if dividends on the Series A Preferred Stock are in arrears in an amount equal to six quarterly dividends thereon.

In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each Share of Series A Preferred Stock will be entitled to receive 1000 times the aggregate per share amount of stock, securities, cash or other property paid in respect of each share of Common Stock, subject to certain adjustments.

The rights of holders of the Series A Preferred Stock to dividend, liquidation and voting rights are protected by customary anti-dilution provisions.

Because of the nature of the Series A Preferred Stock’s dividend, liquidation and voting rights, the economic value of one Unit of Series A Preferred Stock is expected to approximate the economic value of one share of Common Stock.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed herein may constitute Forward-looking Statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, each as amended by the Private Securities Litigation Reform Act of 1995, 15 U.S.C.A. Sections 77z-2 and 78u-5 (Supp. 1996). Those statements include statements regarding the intent, belief or current expectations of the Company and members of its management team as well as the assumptions on which such statements are based. Any such Forward-looking Statements are not guarantees of future performance and the Company’s actual result could differ materially from those set forth in such Forward-looking Statements. Factors currently known to management that could cause actual results to differ materially from those set forth in such Forward-looking Statements risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission, including Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and Annual Reports on Form 10-K. The Company undertakes no obligation to update or revise Forward-Looking Statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.

Item 2.    Exhibits.

Exhibit	Description

3.1
Certificate of Designation of Series A Preferred Stock of CTPartners Executive Search Inc., as filed with the Secretary of State of Delaware on March 4, 2015 (incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on March 9, 2015).

4.1
Rights Agreement, dated as of March 4, 2015, between CTPartners Executive Search Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent, which includes the Form of Rights Certificate as Exhibit A and the Summary of Rights as Exhibit B, and the Certificate of Designation of the Series A Preferred Stock as Exhibit C (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on March 9, 2015).

SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 9, 2015            CTPartners Executive Search Inc.
.
By: /s/William J. Keneally
Chief Financial Officer